United States securities and exchange commission logo





                              March 31, 2023

       Lim Chwee Poh
       Chief Executive Officer
       JBDI Holdings Limited
       34 Gul Crescent
       Singapore 629538

                                                        Re: JBDI Holdings
Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 20,
2023
                                                            CIK No. 0001964314

       Dear Lim Chwee Poh:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 20, 2023

       Business
       Our Services
       Wastewater treatment services, page 69

   1.                                                   We note your disclosure
that you have entered into a five year agreement to
                                                        lease wastewater
treatment facilities. Please revise to disclose all the information required by Item 4.D of Form
20-F, including a description of the size and use of the property. In addition, please
clarify the nature of the relationship between the one major customer engaged in solar panel
manufacturing and the leased property.
 Lim Chwee Poh
FirstName  LastNameLim
JBDI Holdings  Limited Chwee Poh
Comapany
March      NameJBDI Holdings Limited
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
Related Party Transactions, page 106

2. We note your response to prior comment 15. Please elaborate on the nature of the remaining amounts due to shareholders and director. In that regard, we note your disclosure that the amounts due to shareholders and director were mainly related to a dividend distribution.
Consolidated Financial Statements, page F-1

3. We remind you to update your financial statements and related disclosures when you publicly file your registration statement. Refer to Item 8.A.5 of Form 20-F.
Exhibits

4. We note your response to prior comment 19 and reissue our comment. At the time you file your registration statement publicly, please have your auditor revise its consent in
         Exhibit 23.1 to include a statement acknowledging the reference to it as an expert in accounting and auditing. Refer to Rule 436 of Regulation C.
        You may contact Dale Welcome at (202) 551-3865 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Henry F. Schlueter, Esq.